Filed by Pinnacle Bankshares Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Virginia Bank Bankshares, Inc.

Pinnacle Bankshares Corporation Announces First Quarter 2020 Earnings

Altavista, VA, April 24, 2020 – Net income for Pinnacle Bankshares Corporation (OTCQX:PPBN), the one-bank holding company (the “Company”) for First National Bank (the “Bank”), was $448,000 or $0.29 per basic and diluted share for the quarter ended March 31, 2020 compared to net income of $1,301,000 or $0.84 per basic and diluted share for the same period of 2019. Quarterly consolidated results are unaudited.

Net income generated during the first quarter of 2020 represents an $853,000 decrease as compared to the same time period of the prior year, which was mainly driven by higher noninterest expense and lower net interest income. The increase in noninterest expense was primarily due to legal and consulting fees associated with the Company’s pending merger with Virginia Bank Bankshares, Inc. (“Virginia Bank”) as well as higher salaries and employee benefits related to strategic growth initiatives to include a new Branch in Downtown Lynchburg, VA and a new Loan Production Office in Charlottesville, VA. Excluding merger-related expenses of $550,000, adjusted net income was $883,000 for the first quarter of 2020.

Profitability as measured by the Company’s return on average assets (“ROA”) was 0.37% for the first quarter of 2020, which is a 73 basis points decrease from the 1.10% produced in the first quarter of 2019. Correspondingly, return on average equity (“ROE”) also decreased in the first quarter of 2020 to 3.95%, compared to 12.11% for the same time period of the prior year.

“First quarter 2020 returns were lower due mainly to merger-related expenses and higher noninterest expense associated with growth initiatives,” stated Aubrey H. Hall, III, President and Chief Executive Officer for both the Company and the Bank. Mr. Hall further commented, “Overall, we were pleased with our operating performance. First National has been consumed over the last thirty days by the COVID-19 pandemic and the resulting changes to our operation. We continue to monitor the pandemic and its effects on our economy, while taking steps to safeguard our customers, employees and shareholders during this difficult time. Fortunately, Pinnacle was in a strong position at the beginning of the crisis and stands ready to weather this storm.”

The Company’s net interest income was $4,130,000 for the quarter ended March 31, 2020, compared to $4,392,000 for the quarter ended March 31, 2019. Interest income decreased $114,000, or approximately 2%, due primarily to decreased yields on loans and investments, while interest expense increased $148,000, or 27%, due to higher deposit volume and an increase in cost to fund earning assets. Cost of funds was higher due to deposit competition, while asset yields were lower due to declining interest rates during the second half of 2019.

Interest rates experienced a more dramatic fall during March of 2020 as a result of the COVID-19 pandemic and actions taken by the Federal Reserve to support the U.S. economy and markets, including historic reductions to the federal funds rate, all of which drove further declines in asset yields. As a result of a 29 basis points decrease in the yield on earning assets and an 11 basis points increase in the cost to fund earning assets, the Company’s net interest margin decreased to 3.65% for the first quarter of 2020, as compared to 4.05% for the first quarter of 2019.

The provision for loan losses increased to $115,000 in the first quarter of 2020 as a result of economic uncertainties associated with the COVID-19 pandemic as compared to ($6,000) in the first quarter of 2019. The allowance for loan losses was $3,433,000 as of March 31, 2020, representing 0.89% of total loans outstanding. In comparison, the allowance for loan losses was $3,472,000 as of December 31, 2019, which was 0.88% of total loans outstanding. Non-performing loans to total loans increased slightly to 0.43% as of March 31, 2020, compared to 0.29% as of year-end 2019. Allowance coverage of non-performing loans was 207% as of the end of the quarter compared to 306% as of year-end 2019. Management views the allowance balance as being sufficient to offset potential future losses associated with problem loans.

Noninterest income for the quarter ended March 31, 2020 increased $295,000, or 28%, to $1,340,000 from $1,045,000 for the quarter ended March 31, 2019. The increase was mainly due to a $90,000 increase in income derived from the Bank’s investment in Bankers Insurance, LLC, a $76,000 increase in investment and insurance sales commissions, a $36,000 increase in ATM and interchange fees, and a $22,000 increase in fees generated from sales of mortgage loans.

Noninterest expense for the quarter ended March 31, 2020 increased $989,000, or approximately 26%, to $4,822,000 from $3,833,000 for the quarter ended March 31, 2019. The increase is primarily attributed to $550,000 in merger related legal and consulting fees as previously stated. The Company also experienced a $268,000 increase in salaries and benefits and an $80,000 increase in occupancy expense, both associated with strategic growth initiatives referenced earlier.

Total assets as of March 31, 2020 were $502,817,000, up less than 1% from $500,530,000 as of December 31, 2019. The principal components of the Company’s assets as of March 31, 2020 were $385,644,000 in total loans, $41,917,000 in securities and $42,250,000 in cash and cash equivalents. During the first quarter of 2020, total loans decreased approximately 2%, or $7,876,000, from $393,520,000 as of December 31, 2019, while securities decreased approximately 7%, or $3,041,000, from $44,958,000. Consequently, cash and cash equivalents increased 28%, or $9,347,000, from $32,903,000 as of December 31, 2019.

Total liabilities as of March 31, 2020 were $457,538,000, up $2,453,000 or less than 1% from $455,085,000 as of December 31, 2019. Higher levels of deposits drove the increase in liabilities.

Total stockholders’ equity as of March 31, 2020 was $45,279,000 and consisted primarily of $42,634,000 in retained earnings. In comparison, as of December 31, 2019 total stockholders’ equity was $45,445,000. Both the Company and Bank remain “well capitalized” per all regulatory definitions.

In other news, as previously announced on April 8, 2020, consummation of the strategic merger of Virginia Bank Bankshares, Inc. (“Virginia Bank”) with and into Pinnacle will be delayed due to the COVID-19 pandemic. Pinnacle and

Virginia Bank have jointly concluded that a delay is necessary due to near-term operational challenges as both institutions respond to the COVID-19 pandemic and its impact on their local communities and economies. Both organizations have dedicated a significant amount of time and resources toward facilitating the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act in an effort to assist clients in managing through this crisis. Pinnacle and Virginia Bank remain fully committed to completing this transaction once the environment stabilizes and uncertainty surrounding this pandemic subsides.

Pinnacle Bankshares Corporation is a locally managed community banking organization based in Central Virginia. The one-bank holding company of First National Bank serves an area consisting primarily of all or portions of the Counties of Campbell, Pittsylvania, Bedford, Amherst, and the Cities of Lynchburg and Charlottesville. The Company has a total of ten branches with two located in the Town of Altavista, where the Bank was founded. Other branch locations include Village Highway in Rustburg, Wards Road near the Lynchburg Regional Airport, Timberlake Road in Campbell County, South Main Street in the Town of Amherst, Old Forest Road, Odd Fellows Road and Main Street in the City of Lynchburg and Forest Road in Bedford County. The Company also operates a loan production office located in Charlottesville. The Company also plans to open another branch at the Graves Mill Plaza in Forest in the second quarter of 2020. First National Bank is in its 112th year of operation.

This press release may contain “forward-looking statements” within the meaning of federal securities laws that involve significant risks and uncertainties. Any statements contained herein that are not historical facts are forward-looking and are based on current assumptions and analysis by the Company. These forward-looking statements may include, but are not limited to, statements regarding the credit quality of our asset portfolio in future periods, the expected losses of nonperforming loans in future periods, returns and capital accretion during future periods, our cost of funds, the maintenance of our net interest margin, the continuation of improved returns, future operating results and business performance, the anticipated timing of the closing of and the expected results of the Company’s pending merger with Virginia Bank, and the potential effects of the COVID-19 pandemic and related impacts on Pinnacle’s financial condition and results of operations. Although we believe our plans and expectations reflected in these forward-looking statements are reasonable, our ability to predict results or the actual effect of future plans or strategies is inherently uncertain, and we can give no assurance that these plans or expectations will be achieved. Factors that could cause actual results to differ materially from management’s expectations include, but are not limited to, the effectiveness of management’s efforts to improve asset quality, returns, net interest margin and collections and control operating expenses, management’s efforts to minimize losses related to nonperforming loans, management’s efforts to lower our cost of funds, the Company’s branch expansions, cyber threats, attacks or similar events, the potential adverse effects of the ongoing COVID-19 Pandemic on local and national economies and markets and any governmental or societal responses thereto, or other unusual and infrequently occurring events, the ability of the Company and the Bank to realize the anticipated benefits of the pending merger with Virginia Bank, changes in: interest rates, general economic and business conditions, including unemployment levels and slowdowns in economic growth, declining collateral values, especially real estate, the real estate market, the legislative/regulatory climate, including laws and regulations concerning taxes, banking, securities, insurance, and healthcare with which the Company, Virginia Bank and their subsidiaries must comply, including recent and potential legislative and regulatory changes in response to the COVID-19 Pandemic such as the CARES Act and the rules and regulations that may be promulgated thereunder, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the

Board of Governors of the Federal Reserve System and any policies or programs implemented pursuant to the CARES Act, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows and funding costs, competition, demand for financial services in our market area and accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein, and you should not place undue reliance on such statements, which reflect our views as of the date of this release.

Additional Information about the Merger and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. In connection with the proposed merger between the Company and Virginia Bank, the Company will file with the Securities and Exchange Commission a registration statement on Form S-4 with respect to the offering of Company common stock as the merger consideration under the Securities Act of 1933, as amended, which will include a joint proxy statement of the Company and Virginia Bank and a prospectus of the Company. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the merger.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of the Company may also obtain free copies of these documents by directing a request by telephone or mail to Pinnacle Bankshares Corporation, 622 Broad Street, Altavista, Virginia 24517; 434-369-3000. Security holders of Virginia Bank may also obtain free copies of these documents by directing a request by telephone or mail to Virginia Bank Bankshares, Inc., 336 Main Street, Danville, Virginia 24541; 434-793-6411.

The Company, Virginia Bank and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and Virginia Bank in connection with the merger. Information about the directors and executive officers of the Company and Virginia Bank may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Pinnacle Bankshares Corporation

Selected Financial Highlights

(3/31/2020 and 3/31/2019 results unaudited, 12/312019 results audited)

(In thousands, except ratios, share and per share data)

Income Statement Highlights	3 Months Ended 3/31/2020	3 Months Ended 12/31/2019	3 Months Ended 3/31/2019
Interest Income	$4,829	$5,078	$4,943
Interest Expense	699	727	551
Net Interest Income	4,130	4,351	4,392
Provision for Loan Losses	115	12	(6)
Noninterest Income	1,340	1,215	1,045
Noninterest Expense	4,822	4,777	3,833
Net Income	448	684	1,301
Earnings Per Share (Basic)	0.29	0.44	0.84
Earnings Per Share (Diluted)	0.29	0.44	0.84

Balance Sheet Highlights	3/31/2020	12/31/2019	3/31/2019
Cash and Cash Equivalents	$42,250	$32,903	$31,021
Total Loans	385,644	393,520	380,528
Total Securities	41,917	44,958	48,809
Total Assets	502,817	500,530	488,485
Total Deposits	450,422	450,283	441,689
Total Liabilities	457,538	455,085	444,672
Stockholders’ Equity	45,279	45,445	43,813
Shares Outstanding	1,557,098	1,551,339	1,543,675

Ratios and Stock Price	3/31/2020	12/31/2019	3/31/2019
Gross Loan-to-Deposit Ratio	85.62%	87.35%	86.15%
Net Interest Margin (Year-to-date)	3.65%	4.00%	4.05%
Liquidity (Liquid assets to liabilities)	18.35%	15.77%	16.08%
Efficiency Ratio	88.09%	75.22%	70.29%
Return on Average Assets (ROA)	0.37%	0.92%	1.10%
Return on Average Equity (ROE)	3.95%	9.86%	12.11%
Leverage Ratio (Bank)	9.61%	9.67%	9.38%
Tier 1 Risk-based Capital Ratio (Bank)	11.62%	11.48%	11.34%
Total Capital Ratio (Bank)	12.47%	12.36%	12.25%
Stock Price	$23.00	$31.77	$31.50
Book Value	$29.08	$29.29	$28.38

Asset Quality Highlights	3/31/2020	12/31/2019	3/31/2019
Nonaccruing Loans	$1,499	$1,135	$855
Loans 90 Days or More Past Due and Accruing	162	0	217
Total Nonperforming Loans	1,661	1,135	1,072
Troubled Debt Restructures Accruing	190	123	265
Total Impaired Loans	1,851	1,258	1,377
Other Real Estate Owned (OREO) (Foreclosed Assets)	47	666	644
Total Nonperforming Assets	1,708	1,801	1,716
Nonperforming Loans to Total Loans	0.43%	0.29%	0.28%
Nonperforming Assets to Total Assets	0.34%	0.36%	0.35%
Allowance for Loan Losses	$3,433	$3,472	$3,460
Allowance for Loan Losses to Total Loans	0.89%	0.88%	0.91%
Allowance for Loan Losses to Nonperforming Loans	206.66%	306.03%	322.85%

CONTACT: Pinnacle Bankshares Corporation, Bryan M. Lemley, 434-477-5882 or bryanlemley@1stnatbk.com